Exhibit 2.5

DESCRIPTION OF THE COMPANY’S SECURITIES

The following description of the securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, of Xanadu Quantum Technologies Limited (“we,” “us,” “our” or the “Company”) is a summary of the material terms of our securities and certain provisions of our articles and by-laws. This summary does not purport to be complete and is qualified in its entirety by the provisions of our articles and by-laws previously filed with the U.S. Securities and Exchange Commission and incorporated by reference as an exhibit to the annual report on Form 20-F of which this Exhibit 2.5 is a part, as well as to the applicable provisions of Canadian law.

General

Our authorized share capital consists of an unlimited number of Class A multiple voting shares, without par value (the “Class A Multiple Voting Shares”), an unlimited number of Class B subordinate voting shares, without par value (the “Class B Subordinate Voting Shares”), and an unlimited number of preferred shares, without par value (the “Preferred Shares”), issuable in series.

As of March 26, 2026, there were 254,709,401 Class A Multiple Voting Shares issued and outstanding, 43,284,436 Class B Subordinate Voting Shares issued and outstanding and no Preferred Shares issued and outstanding.

Shares

The Class B Subordinate Voting Shares and Class A Multiple Voting Shares have the same rights and privileges except that Class B Subordinate Voting Shares have one vote per share and the Class A Multiple Voting Shares have ten votes per share. Class A Multiple Voting Shares are subject to typical transfer restrictions and sunset provisions.

Rank

The Class A Multiple Voting Shares and the Class B Subordinate Voting Shares rank pari passu with respect to the payment of dividends, return of capital and distribution of assets in the event of the liquidation, dissolution or winding up of the Company. In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of Class A Multiple Voting Shares and the Class B Subordinate Voting Shares are entitled to participate equally in the remaining property and assets of the Company available for distribution to the holders of Shares, without preference or distinction among or between the Class A Multiple Voting Shares and the Class B Subordinate Voting Shares, subject to the rights of the holders of any Preferred Shares.

Dividends

The holders of outstanding Shares are entitled to receive dividends on a share for share basis at such times and in such amounts and form as the board of directors (the “Board”) may from time to time determine, but subject to the rights of the holders of Preferred Shares and the shares of any other class ranking senior to the Shares, without preference or distinction among or between the Class B Subordinate Voting Shares and the Class A Multiple Voting Shares. Under the Ontario Business Corporations Act (the “OBCA”), the Company is permitted to pay dividends unless there are reasonable grounds for believing that: (i) the Company is, or would after such payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of the Company’s assets would, as a result of such payment, be less than the aggregate of the Company’s liabilities and stated capital of all classes of shares. In the event of a payment of a dividend in the form of shares, Class B Subordinate Voting Shares would be distributed with respect to outstanding Class B Subordinate Voting Shares and Class A Multiple Voting Shares would be distributed with respect to outstanding Class A Multiple Voting Shares, unless otherwise determined by the Board.

Voting Rights and Notices

Under our articles, the holders of Shares are entitled to receive notice of and to attend any meeting of the Company’s holders of Class A Multiple Voting Shares and Class B Subordinate Voting Shares (collectively, the “Shareholders”), except meetings at which only holders of a different class or series of shares of the Company are entitled to vote.

At each such meeting, each Class A Multiple Voting Share is entitled to ten votes per share and each Class B Subordinate Voting Share is entitled to one vote per share, voting together as a single class, except as otherwise expressly provided in our articles or as provided by law.

Conversion and Transfer

The Class B Subordinate Voting Shares are not convertible into any other class of shares. Each outstanding Class A Multiple Voting Share may at any time, at the option of the holder, be converted into one fully paid and non-assessable Class B Subordinate Voting Share. Upon the first date upon which there is a Transfer (as defined below) of a Class A Multiple Voting Share by a holder of Class A Multiple Voting Shares, other than to a Permitted Holder (as defined below) or from any such Permitted Holder back to such holder of Class A Multiple Voting Shares and/or any other Permitted Holder of such holder of Class A Multiple Voting Shares, the holder thereof, without any further action, shall automatically be deemed to have exercised his, her or its rights to convert such Class A Multiple Voting Share into a fully paid and non-assessable Class B Subordinate Voting Share, on a share for share basis, effective immediately upon such Transfer.

In addition, all Class A Multiple Voting Shares, regardless of the holder, will convert automatically into Class B Subordinate Voting Shares at the close of business on the date on which the outstanding Class A Multiple Voting Shares represent less than 5% of the aggregate number of outstanding Class B Subordinate Voting Shares and Class A Multiple Voting Shares as a group. Upon such occurrence and without any further action, the authorized and unissued Class A Multiple Voting Shares as a class will be deleted entirely from the authorized capital of the Company.

The Company may from time to time establish policies and procedures relating to the conversion of the Class A Multiple Voting Shares to Class B Subordinate Voting Shares and the general administration of this dual class share structure as it may deem necessary or advisable.

For the purposes of the foregoing:

“Affiliate” means, with respect to any specified Person, any other Person which directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with, such specified Person;

“Members of the Immediate Family” means with respect to any individual, each parent (whether by birth or adoption), spouse, child or other descendants (whether by birth or adoption) of such individual, each spouse of any of the aforementioned Persons, each trust created solely for the benefit of such individual and/or one or more of the aforementioned Persons, and each legal representative of such individual or of any aforementioned Persons (including without limitation a tutor, curator, mandatary due to incapacity, custodian, guardian or testamentary executor), acting in such capacity under the authority of the law, an order from a competent tribunal, a will or a mandate in case of incapacity or similar instrument. For the purposes of this definition, a Person shall be considered the spouse of an individual if such Person is legally married to such individual, lives in a civil union with such individual or is the common law partner (as defined in the Income Tax Act (Canada) as amended from time to time) of such individual. A Person who was the spouse of an individual within the meaning of this paragraph immediately before the death of such individual shall continue to be considered a spouse of such individual after the death of such individual;

“Permitted Holders” means, in respect of a holder of Class A Multiple Voting Shares that is an individual, the Members of the Immediate Family of such individual and any Person controlled, directly or indirectly, by any such holder, and in respect of a holder of Class A Multiple Voting Shares that is not an individual, an Affiliate of that holder;

“Person” means any individual, partnership, corporation, company, association, trust, joint venture or limited liability company;

“Shares” means, collectively, the Class A Multiple Voting Shares and the Class B Subordinate Voting Shares.

“Transfer” of a Class A Multiple Voting Share shall mean any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law. A “Transfer” shall also include, without limitation, (1) a transfer of a Class A Multiple Voting Share to a broker or other nominee (regardless of whether or not there is a corresponding change in beneficial ownership) or (2) the transfer of, or entering into a binding agreement with respect to, Voting Control over a Class A Multiple Voting Share by proxy or otherwise, provided, however, that the following shall not be considered a “Transfer”: (a) the grant of a proxy to the Company officers or directors at the request of the Board in connection with actions to be taken at an annual or special meeting of shareholders; or (b) the pledge of a Class A Multiple Voting Share that creates a mere security interest in such share pursuant to a bona fide loan or indebtedness transaction so long as the holder of the Class A Multiple Voting Share continues to exercise Voting Control over such pledged shares; provided, however, that a foreclosure on such Class A Multiple Voting Share or other similar action by the pledgee shall constitute a “Transfer”;

“Voting Control” with respect to a Class A Multiple Voting Share means the exclusive power (whether directly or indirectly) to vote or direct the voting of such Class A Multiple Voting Share by proxy, voting agreement or otherwise; and

A Person is “controlled” by another Person or other Persons if: (1) in the case of a company or other body corporate wherever or however incorporated: (A) securities entitled to vote in the election of directors carrying in the aggregate at least a majority of the votes for the election of directors and representing in the aggregate at least a majority of the participating (equity) securities are held, other than by way of security only, directly or indirectly, by or solely for the benefit of the other Person or Persons; and (B) the votes carried in the aggregate by such securities are entitled, if exercised, to elect a majority of the board of directors of such company or other body corporate; or (2) in the case of a Person that is not a company or other body corporate, at least a majority of the participating (equity) and voting interests of such Person are held, directly or indirectly, by or solely for the benefit of the other Person or Persons; and “controls”, “controlling” and “under common control with” shall be interpreted accordingly.

Subdivision or Consolidation

No subdivision or consolidation of the Class B Subordinate Voting Shares or the Class A Multiple Voting Shares may be carried out unless, at the same time, the Class A Multiple Voting Shares or the Class B Subordinate Voting Shares, as the case may be, are subdivided or consolidated in the same manner and on the same basis.

Certain Class Votes

Except as required by the OBCA, applicable securities laws or our articles, holders of Class B Subordinate Voting Shares and Class A Multiple Voting Shares vote together on all matters subject to a vote of holders of both those classes of shares as if they were one class of shares. Under the OBCA, certain types of amendments to our articles are subject to approval by special resolution of the holders of classes of shares voting separately as a class, including amendments to:

●	change the rights, privileges, restrictions or conditions attached to the shares of that class;

●	increase the rights or privileges of any class of shares having rights or privileges equal or superior to the shares of that class; and

●	make any class of shares having rights or privileges inferior to the shares of such class equal or superior to the shares of that class.

Without limiting other rights at law of any holders of Class B Subordinate Voting Shares or Class A Multiple Voting Shares to vote separately as a class, neither the holders of the Class B Subordinate Voting Shares nor the holders of the Class A Multiple Voting Shares shall be entitled to vote separately as a class upon a proposal to amend our articles in the case of an amendment to: (i) increase or decrease any maximum number of authorized shares of such class, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the shares of such class; or (ii) create a new class of shares equal or superior to the shares of such class, which rights are otherwise provided for in paragraphs (a) and (e) of subsection 170(1) of the OBCA. In addition, pursuant to our articles, neither holders of Class B Subordinate Voting Shares nor holders of Class A Multiple Voting Shares will be entitled to vote separately as a class upon a proposal to amend our articles to effect an exchange, reclassification or cancellation of all or part of the shares of such class pursuant to Section 170(1)(b) of the OBCA unless such exchange, reclassification or cancellation: (i) affects only the holders of that class; or (ii) affects the holders of Class B Subordinate Voting Shares and Class A Multiple Voting Shares differently, on a per share basis, and such holders are not already otherwise entitled to vote separately as a class under any applicable law or our articles in respect of such exchange, reclassification or cancellation.

Pursuant to our articles, holders of Class B Subordinate Voting Shares and Class A Multiple Voting Shares will be treated equally and identically, on a per share basis, in certain change of control transactions that require approval of Shareholders under the OBCA, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of Class B Subordinate Voting Shares who voted in respect of that resolution and by a majority of the votes cast by the holders of outstanding Class A Multiple Voting Shares, who voted in respect of that resolution, each voting separately as a class at a meeting of the holders of that class called and held for such purpose.

Take-Over Bid Protection

Under applicable Canadian law, an offer to purchase Class A Multiple Voting Shares would not necessarily require that an offer be made to purchase Class B Subordinate Voting Shares. In accordance with the rules of the Toronto Stock Exchange (the “TSX”) designed to ensure that, in the event of a take-over bid, the holders of Class B Subordinate Voting Shares will be entitled to participate on an equal footing with holders of Class A Multiple Voting Shares, the holders of not less than 80% of the then outstanding Class A Multiple Voting Shares entered into a customary coattail agreement with a trustee (the “Coattail Agreement”). The Coattail Agreement contains provisions customary for dual class, TSX-listed corporations designed to prevent transactions that otherwise would deprive the holders of Class B Subordinate Voting Shares of rights under the take-over bid provisions of applicable Canadian securities legislation to which they would have been entitled had the Class A Multiple Voting Shares been Class B Subordinate Voting Shares.

The undertakings in the Coattail Agreement will not apply to prevent a sale of Class A Multiple Voting Shares by a holder of Class A Multiple Voting Shares party to the Coattail Agreement if concurrently an offer is made to purchase Class B Subordinate Voting Shares that:

●	offers a price per Class B Subordinate Voting Share at least as high as the highest price per share paid or required to be paid pursuant to the take-over bid for the Class A Multiple Voting Shares;

●	provides that the percentage of outstanding Class B Subordinate Voting Shares to be taken up (exclusive of shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror) is at least as high as the percentage of outstanding Class A Multiple Voting Shares to be sold (exclusive of Class A Multiple Voting Shares owned immediately prior to the offer by the offeror and persons acting jointly or in concert with the offeror);

●	has no condition attached other than the right not to take up and pay for Class B Subordinate Voting Shares tendered if no shares are purchased pursuant to the offer for Class A Multiple Voting Shares; and

●	is in all other material respects identical to the offer for Class A Multiple Voting Shares.

In addition, the Coattail Agreement will not prevent the sale of Class A Multiple Voting Shares by a holder thereof to a Permitted Holder, provided such sale does not or would not constitute a take-over bid or, if so, is exempt or would be exempt from the formal bid requirements (as defined in applicable securities legislation). The conversion of Class A Multiple Voting Shares into Class B Subordinate Voting Shares shall not, in and of itself, constitute a sale of Class A Multiple Voting Shares for the purposes of the Coattail Agreement.

Under the Coattail Agreement, any sale of Class A Multiple Voting Shares (including a transfer to a pledgee as security) by a holder of Class A Multiple Voting Shares party to the Coattail Agreement will be conditional upon the transferee or pledgee becoming a party to the Coattail Agreement, to the extent such transferred Class A Multiple Voting Shares are not automatically converted into Class B Subordinate Voting Shares in accordance with our articles.

The Coattail Agreement contains provisions for authorizing action by the trustee to enforce the rights under the Coattail Agreement on behalf of the holders of the Class B Subordinate Voting Shares. The obligation of the trustee to take such action will be conditional on the Company or holders of the Class B Subordinate Voting Shares providing such funds and indemnity as the trustee may require. No holder of Class B Subordinate Voting Shares will have the right, other than through the trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Coattail Agreement unless the trustee fails to act on a request authorized by holders of not less than 10% of the outstanding Class B Subordinate Voting Shares and reasonable funds and indemnity have been provided to the trustee.

The Coattail Agreement provides that it may not be amended, and no provision thereof may be waived, unless, prior to giving effect to such amendment or waiver, the following have been obtained: (i) the consent of the TSX and any other applicable securities regulatory authority in Canada and (ii) the approval of not less than 66 2/3% of the votes cast by holders of Class B Subordinate Voting Shares represented at a meeting duly called for the purpose of considering such amendment or waiver, excluding votes attached to Class B Subordinate Voting Shares held directly or indirectly by holders of Class A Multiple Voting Shares, their affiliates and related parties and any persons who have an agreement to purchase Class A Multiple Voting Shares on terms which would constitute a sale for purposes of the Coattail Agreement other than as permitted thereby.

No provision of the Coattail Agreement limits the rights of any holders of Class B Subordinate Voting Shares under applicable law.

Preferred Shares

The Company is authorized to issue an unlimited number of Preferred Shares issuable in series. Each series of Preferred Shares shall consist of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the Board prior to the issuance thereof. Holders of Preferred Shares, except as otherwise provided in the terms specific to a series of Preferred Shares or as required by law, are not entitled to vote at meetings of holders of shares, and are not entitled to vote separately as a class upon a proposal to amend our articles in the case of an amendment of the kind referred to in paragraph (a), (b) or (e) of subsection 170(1) of the OBCA. With respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the Preferred Shares are entitled to preference over the Class B Subordinate Voting Shares, Class A Multiple Voting Shares and any other shares ranking junior to the Preferred Shares from time to time and may also be given such other preferences over Class B Subordinate Voting Shares, Class A Multiple Voting Shares and any other shares ranking junior to the Preferred Shares as may be determined at the time of creation of such series.

The issuance of Preferred Shares and the terms selected by the Board could decrease the amount of earnings and assets available for distribution to holders of Class B Subordinate Voting Shares and Class A Multiple Voting Shares or adversely affect the rights and powers, including the voting rights, of the holders of Class B Subordinate Voting Shares and Class A Multiple Voting Shares without any further vote or action by the holders of Class B Subordinate Voting Shares and Class A Multiple Voting Shares. The issuance of Preferred Shares, or the issuance of rights to purchase Preferred Shares, could make it more difficult for a third-party to acquire a majority of outstanding voting shares and thereby have the effect of delaying, deferring or preventing a change of control of the Company or an unsolicited acquisition proposal or of making the removal of management more difficult. Additionally, the issuance of Preferred Shares may have the effect of decreasing the market price of Class B Subordinate Voting Shares.

The Company has no current intention to issue any Preferred Shares. The Company has filed an undertaking with the Ontario Securities Commission (the “OSC”) pursuant to which the Company has agreed to provide reasonable prior notice to the OSC in the event that the Company intends to issue a series of preference shares that: (a) carry a greater number of votes on a per share basis, irrespective of the number or percentage of preference shares owned, than the Class A Multiple Voting Shares or the Class B Subordinate Voting Shares; or (b) would cause any of the factors set out in section 4.1 of OSC Rule 56-501 Restricted Shares to be present in relation to the Class A Multiple Voting Shares or the Class B Subordinate Voting Shares, regardless of any existing restrictions on the Class A Multiple Voting Shares or the Class B Subordinate Voting Shares.

Listing of Securities

The Company’s Class B Subordinate Voting Shares are listed on the Nasdaq Global Market (“Nasdaq”) under the ticker symbol “XNDU” and on the TSX under the ticker symbol “XNDU”.

Warrants

Upon the Closing, there were three warrants issued exercisable for Class A Multiple Voting Shares and one warrant issued exercisable for Class B Subordinate Voting Shares. On March 30, 2026, the warrants exercisable for Class A Multiple Voting Shares were exercised. Upon exercise, Xanadu issued 382,977 Class A Multiple Voting Shares at a price of $0.02 per share and 134,550 Class A Multiple Shares at a price of $0.15 per share.

Transfer Agent

The Transfer Agent for Company Shares in the United States is Computershare Trust Company, N.A. The Transfer Agent for Company Shares in Canada is Computershare Investor Services Inc. Each person investing in Class B Subordinate Voting Shares held through The Depository Trust Company must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a Company Shareholder.

The Class B Subordinate Voting Shares are listed on the Nasdaq and the TSX in registered form and are not certificated. The Company has appointed Computershare Trust Company, N.A. as its agent in New York and Computershare Investor Services Inc. as its agent in Toronto, Ontario to maintain the shareholders’ register of the Company on behalf of the Board and to act as Transfer Agent and registrar for the Class B Subordinate Voting Shares. The Class B Subordinate Voting Shares are traded on the Nasdaq and TSX in book-entry form.

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